UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ALBANY MOLECULAR RESEARCH, INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
 (Title of Class of Securities)

012423109
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 012423109	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHESTER J. OPALKA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	976,134
	6.	SHARED VOTING POWER	533,526
	7.	SOLE DISPOSITIVE POWER	976,134
	8.	SHARED DISPOSITIVE POWER	533,526
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,660
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 012423109	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Albany Molecular Research, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

21 Corporate Circle, PO Box 15098, Albany, NY 12212-5098

Item 2(a).	Name of Person Filing:

Chester J. Opalka

Item 2(b).	Address of Principal Business Office or, if None, Residence:

6 Heather Ridge
Averill Park, New York 12018

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

012423109

Item 3.

Item 4.	Ownership.

(a)          Amount beneficially owned:    1,509,660

(b)          Percent of class:    4.99% (1)

(c)          Number of shares of Common Stock as to which such person has:

(i)           Sole power to vote or to direct the vote:            976,134

(ii)          Shared power to vote or to direct the vote:        533,526

(iii)         Sole power to dispose or to direct the disposition of:          976,134

(iv)         Shared power to dispose or to direct the disposition of:      533,526

CUSIP No. 012423109	13G	Page 4 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)	Based on 30,255,707 shares of Common Stock outstanding as of December 31, 2010.

CUSIP No. 012423109	13G	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
Date

By:

/s/ Chester J. Opalka
Signature

CHESTER J. OPALKA
Name/Title